DATE: May 14, 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU, FRANKFURT: KNC, OTC-BB-other: CRUGF

WWW.CREWGOLD.COM

N E W S    R E L E A S E

Financial Results for the Nine Months Ended March 31, 2004

LONDON, United Kingdom, DATE May 14, 2004, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF):

For the nine months ended March 31, 2004, (figures in CAD thousands unless otherwise stated) Crew Gold Corporation (“Crew”, “the Company”) incurred a net loss of CAD 2,680 (CAD 0.01 per share), compared with a net loss of CAD 13,718 (CAD 0.10 per share) for the nine months ended March 31, 2003. Revenue from the first shipment of ore booked by the end of the quarter, totalled $6.5million and after booking processing and shipping costs of $2.3million, net profits of $4.2million were realized. The final payment from the first campaign is expected shortly. Included in the net loss for the nine months are charges of CAD 251 (2003: CAD nil) for income taxes, as well as interest and other charges on the convertible bonds totaling CAD 1,565 (2003: CAD nil), of which interest payments of CAD 961 (2003: CAD nil) have been made to date.

The results in 2003 were negatively impacted by the loss on disposal of Metorex shares ($2,426), the provision for the decline in the market value of Asia Pacific investment ($1,980) and the provision for the impairment of the geothermal asset ($2,818).

For the three months ended March 31, 2004 the Company incurred a net loss of CAD 2,242 (2003: CAD 0.01 per share), compared with a net loss of CAD 4,104 (2003: CAD 0.03 per share) for the three months ended March 31, 2003.

Overhead expenditure including professional fees for the nine months ended March 31, 2004 was CAD 4,803 (2003-CAD 5,562), representing a year-on-year decrease of 14%. Overhead expenditure including professional fees for the three months ended March 31, 2004 was CAD 1,593 (2003-CAD 2,020), representing a year-on-year decrease of 21%.

Nalunaq Gold Mine

During the period the first gold revenue was generated from a portion of the stockpiled ore from the Nalunaq Gold Mine. Revenue from the first shipment of ore booked by the end of the quarter, totalled $6.5million and after booking processing and shipping costs of $2.3million, net profits of $4.2million were realized. The final payment from the first campaign is expected shortly. The value of the stockpiled ore was included in the financial statements as part of the carrying cost of Nalunaq.  Consequently in these financial statements the profits earned from the stockpile have been deducted from the carrying value of Nalunaq.

During the quarter work focused on ensuring the mining operation would comply fully with the provisions set out by the Authorities in the terms of the Mining License. Nalunaq Gold Mine is the first mine to commence operations in Greenland in over twenty-five years and with no recent precedence for the institution of a mining operation in the country, the final permitting process took somewhat longer than anticipated.

Most underground infrastructure is now in place and mining of ore has commenced. Measures, including mobilization of temporary supplementary staff and equipment, have been taken towards realizing original targets for the calendar year of 2004.

The Company is currently operating a very limited part of the overall structure. On anticipation of a higher overall resource base, the Company is evaluating how to open a second phase to allow for higher production than the 450 t/d average included in the current mine plan. An application for a local processing plant will be submitted during 2004 and the Company will in the design of the plant, allow for production well above the level included in the current mine plan.

Liquidity and Cash Resources

Cash on hand at March 31, 2004 amounted to $ 7,789 (June 30, 2003 - $ 6,690).

During the three months ended March 31, 2004, the Company used $3,662 in cash for operating activities.  Included in the net profit for the period was non-cash equity income from Barberton Mines Limited of $214.

During the three months ended March 31, 2004, the Company used $3,228 in investing activities. The Company invested $3,078 (net of cash recovered) in the final stages of the development of the Nalunaq Gold Mine. The Company also invested $150 on exploration activities on its Nanortalik concessions in Greenland.

Outlook

The Company has now transformed Nalunaq into a fully operational gold producer.  The benefits of this will be seen during the course of 2004 as the revenue and profit streams from the operation become firmly established. An ambitious exploration program has been planned for Nalunaq to increase the resource base to warrant an on-site processing plant and/or increased production. After conscientious work to improve and challenge the mine plan, the earlier perceived average maximum daily production of 450-500 tonnes is no longer seen as a limitation. The Company is evaluating options to open additional production phases and expanding the resource base of the operation. Current production reflects a small part of the overall structure. Based on a successful resource upgrade, a local plant and increased production, the Company believes potential returns from Nalunaq could be significantly in excess of current levels.

In forthcoming months, efforts will be focused on advancing other projects in the Company’s portfolio.

An important contributor will be Seqi Olivine Project where, based on the preliminary evaluation of the feasibility study, Crew has been requested to further advance the project. Based on good fundamentals a final decision is expected shortly.  Management continues to believe the project will provide significant benefits to the Company, its partner and the local community in a very short time.

The reinstatement of the Mineral Production-Sharing agreement for the Mindoro Nickel Project also represents a significant area of growth. Building on research and exploration undertaken to date and working closely with the relevant government agencies, Crew will seek to advance the project and conclude equity participation discussions with both government institutions/companies and potential industrial partners during the course of 2004. Based on present commodity prices the fundamentals for the project are strong, and support the prospects for the project being brought forward and put into production.

Successful testing on the bulk sample to be extracted from Negros Sulphur Project should result in the commencement of mine planning and will also provide the nickel project with a fixed low cost of sulphuric acid, the largest cost component in processing nickel laterite. Based on present sulphur prices the indicative project economics, on a stand-alone basis, are attractive.

It continues to be Management’s view that the Greenlandic concessions held by the Company and its partner, Nunaminerals, could be a new gold region and work will commence shortly on the 2004 summer exploration program in our Greenlandic concessions. Last years exploration program on both Lake 410 and Niaqornarsuk gave encouraging results and has warranted a follow up program this summer. The Company will aggressively seek to establish the potential of this concession.

The Company has a quality portfolio of projects, which from Management’s view represent considerable potential for growth in the years to come.  The financial position is solid, and the Company has adequate liquid resources to fund the immediate development of its mining and exploration properties. On an ongoing basis the Company will consider other business opportunities that would suit its corporate strategies and profile.

CREW GOLD CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

	March 31, 2004	June 30, 2003
	(unaudited)

ASSETS
CURRENT
Cash	$7,789	$ 6,690
Accounts receivable	2,120	359
Prepaid expenses	1,296	344
Due from Metorex Limited	502	639
Investment in Metorex Limited	2,743	3,716
Investment in Asia Pacific Resources	144	1,731
	$14,594	13,479

NALUNAQ MINERAL PROPERTY	65,360	45,135
INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD	7,235	5,258
SECURITY DEPOSIT	1,445	877
DEFERRED FINANCING COSTS	1,315	–
OTHER MINERAL PROPERTY INTERESTS	4,203	3,453
OTHER	154	191
	$94,306	$ 68,393

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$6,049	$ 2,859
Accrued restructuring costs	190	328
Promissory notes due to related parties	–	378
	6,239	3,565

CONVERTIBLE BONDS	19,966	–
FUTURE INCOME TAXES	3,338	3,338
NON-CONTROLLING INTEREST	4,140	4,008
	33,683	10,911

SHAREHOLDERS’ EQUITY
Share capital	164,112	160,115
Share purchase warrants	127	22
Contributed surplus	275	275
Equity component of convertible bond	828	--
Deficit	(105,388)	(102,708)
Cumulative translation adjustment	669	(222)
	60,623	57,482
	$94,306	$ 68,393

CREW GOLD CORPORATION

Consolidated Statements of Loss and Deficit
(Expressed in thousands of Canadian dollars)

	Three months ended March 31		Nine months ended March 31
	2004	2003	2004	2003

EXPENSES
Administration, office and general	(1,475)	(1,511)	(4,047)	(4,081)
Amortization	(18)	(48)	(56)	(162)
Interest	–	(14)	--	(68)
Professional fees	(100)	(447)	(700)	(1,251)
	(1,593)	(2,020)	(4,803)	(5,562)

OTHER INCOME (EXPENSES)
Equity earnings from investment in Barberton Mines Ltd.	214	--	910	--
Equity (loss) earnings from investment in Metorex Limited	--	(383)	--	1,330
Gain (loss) on disposal of interest in Metorex	--	--	183	(2,426)
Foreign exchange (loss) gain	(12)	170	156	(805)
Gain on disposal of interest in Asia Pacific	--	–	701	--
(Loss) gain on disposal of assets	--	(344)	16	(149)
Interest and other income	33	74	574	249
Gain on sale of Geothermal asset	--	--	1,320	--
Interest and charges on convertible bond	(844)	--	(1,565)	--
Provision for restructuring costs	--	(717)	--	(717)
Provision for decline in market value of investment in Asia Pacific	--	(907)	--	(2,887)
Provision for impairment of Geothermal asset	--	--	--	(2,818)
	(609)	(2,107)	2,295	(8,223)
NET LOSS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	(2,202)	(4,127)	(2,508)	(13,785)

PROVISION FOR INCOME TAXES
Current	(143)	--	(251)	--

NET LOSS BEFORE NON-CONTROLLING INTEREST	(2,345)	(4,127)	(2,759)	(13,785)
NON-CONTROLLING INTEREST	103	23	79	67

NET LOSS FOR THE PERIOD	(2,242)	(4,104)	(2,680)	(13,718)
DEFICIT, BEGINNING OF FISCAL PERIOD	(103,146)	(93,460)	(102,708)	(83,846)
DEFICIT, END OF FISCAL PERIOD	$ (105,388)	$ (97,564)	$(105,388)	$ (97,564)

NET INCOME (LOSS) PER SHARE— BASIC AND FULLY DILUTED	$ (0.01)	$ (0.03)	$ (0.01)	$ (0.10)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	144,229,109	138,664,225	140.326,395	138,664,225

JAN A. VESTRUM

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (Tel +44 (0) 1932 268755), or send an email to enquiries@crew.com.  For more information about Crew, additional contact information or to subscribe to future news releases, please visit our website www.crewgold.com